April 12, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention: Mr. Larry Spirgel

Re:	Clearwire Corporation
Amendment No. 2 Schedule 13E-3
Filed March 29, 2013
File No. 005-84306

Revised Proxy Statement on Schedule 14A
Filed March 29, 2013
File No. 001-34196

Dear Mr. Spirgel,

This letter is being furnished by Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 8, 2013 to Erik Prusch, President and Chief Executive Officer, with respect to Clearwire’s Amendment No. 2 to Schedule 13E-3 (File No. 005-84306) (the “Schedule 13E-3”) and Revised Proxy Statement on Schedule 14A (File No. 001-34196) (the “Revised Proxy Statement”) that were filed with the Commission on March 29, 2013.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment. Responses with respect to comments regarding information about Sprint Nextel Corporation (“Sprint”) are based on information provided by Sprint, responses with respect to comments regarding information about Centerview Partners LLC (“Centerview”) are based on information provided by Centerview, and responses with respect to comments regarding information about Evercore Group L.L.C. (“Evercore”) are based on information provided by Evercore.

In addition, Clearwire is hereby filing Amendment No. 3 (“Amendment No. 3”) to the Revised Proxy Statement and Amendment No. 3 to the Schedule 13E-3. Amendment No. 3 has

Clearwire Corporation

1475 120th Avenue Northeast, Bellevue, Washington 98005

United States Securities and Exchange Commission

Division of Corporation Finance

been revised to reflect Clearwire’s responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 3, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 3, all of which have been marked to show changes from the initial filing of the Revised Proxy Statement.

1.	Staff’s comment: We note your response to prior comment 2 and Section 5.3 of the Merger Agreement. The Merger Agreement appears to require, as a contingent precedent, and envision the Sprint-SoftBank Merger closing before the Rule 13e-3 transaction. Please advise whether the governing transaction documents envision this scenario.

Response: The Company respectfully confirms that the Merger Agreement provides that the occurrence of the Sprint-SoftBank Merger closing is a condition precedent to Sprint’s obligation to consummate the Rule 13e-3 transaction. The Company respectfully notes to the Staff that, pursuant to the terms of the Merger Agreement, this condition precedent can be waived by Sprint. In addition, the Consent and Agreement, dated as of December 17, 2012, between Softbank and Sprint (filed as Exhibit 99.53 to Sprint’s Schedule 13D Amendment No. 1 regarding Clearwire), provides that, upon the written request of SoftBank given at any time after adoption of the Sprint-SoftBank Merger Agreement by Sprint’s stockholders and subject to certain conditions, Sprint will waive the condition set forth in Section 5.3(e) of the Merger Agreement unless Sprint determines in good faith that doing so would be reasonably expected to result in a material adverse effect on Sprint, its operations or its financial condition.

The Company respectfully advises the Staff that it will provide additional discussion of the affiliate issues raised in the telephone conversation with the Staff in a separate response letter to be filed on EDGAR as soon as practicable.

2.	Staff’s comment: Further, in this scenario, it appears SoftBank would be an affiliate of Sprint because SoftBank will own 70% of New Sprint before the closing of the Rule 13e-3 transaction. Please advise whether the Sprint-SoftBank Merger will be effective before security holders vote on the Rule 13e-3 transaction and whether this will mean SoftBank is an affiliate of Clearwire, addressing elements of indirect control SoftBank has in consideration of whether it is an affiliate of Clearwire.

Response: The Company respectfully advises the Staff that the Company does not expect, based on the current timing of the Rule 13e-3 transaction and Sprint-SoftBank Merger, that the Sprint-SoftBank Merger will be effective before Clearwire security holders vote on the Rule 13e-3 transaction. Rather, the Company expects that the stockholder vote on the Rule 13e-3 transaction will occur before the Sprint-SoftBank Merger is effective.

The Company respectfully advises the Staff that it will provide additional discussion of the affiliate issues raised in the telephone conversation with the Staff in a separate response letter to be filed on EDGAR as soon as practicable.

3.	Staff’s comment: With specific references, please advise whether the transaction documents contemplate the Clearwire security holders voting prior to the Sprint security holders voting.

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Further, with specific references, please advise whether the documents contemplate the Clearwire transaction closing prior to the Sprint transaction.

Response: The Company respectfully advises the Staff that the transaction documents do not contemplate the order in which Clearwire security holders and the Sprint security holders will vote. However, as noted in the response to the Staff’s Comment 2, above, the Company respectfully advises the Staff that it expects, based on the current timing of the Rule 13e-3 transaction and Sprint-SoftBank Merger, that the Sprint-SoftBank Merger will not be effective at the time Clearwire security holders vote on the Rule 13e-3 transaction.

In addition, as noted in the response to the Staff’s Comment 1, above, the Company respectfully advises the Staff that Section 5.3(e) of the Merger Agreement provides that the Sprint-SoftBank Merger is a condition precedent to Sprint’s obligation to consummate the Rule 13e-3 transaction, although, pursuant to the terms of the Merger Agreement, this condition precedent can be waived by Sprint.

The Company respectfully advises the Staff that it will provide additional discussion of the affiliate issues raised in the telephone conversation with the Staff in a separate response letter to be filed on EDGAR as soon as practicable.

4.	Staff’s comment: We note your response to prior comment 4, regarding amendments to Schedule 13D. While the staff of the Division of Corporation Finance will not undertake any further examination of this issue at this time, we reserve the right to make further inquiry into this matter and make any recommendations we deem appropriate. Please confirm your understanding.

Response: The Company respectfully advises the Staff that the Company understands that the Staff reserves the right to make further inquiry into this matter and make any recommendations it deems appropriate.

5.

Staff’s comment: We note your response to prior comment 14 of our letter dated February 28, 2013 in which you stated that “the Eagle River acquisition did not have the reasonable likelihood or a purpose of producing, either directly or indirectly, the going private effects described in Rule 13e-3(a)(3).” Please note that Rule 13e-3 applies to a transaction that independently may not constitute a Rule 13e-3 transaction but is effected “as a part, or in

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furtherance, of” a series of transactions that, taken together, have a reasonable likelihood or purpose of producing the requisite effects. See Question & Answer No. 4 of SEC Release No. 34-17719 and In re William A. Wilkerson and The Phoenix Group of Florida, Inc., SEC Release No. 34-48703. Furthermore, in the absence of an intent of producing or facilitating the production of any of the effects specified in Rule 13e-3(a)(3)(ii), we believe that the determination of whether the transaction is reasonably likely to produce any of the requisite effects must be based in part upon consideration of “past, current and planned” transactions. Please provide us with further analysis for why the stock repurchases were not the first steps in a series of transactions having a “going private effect” within the meaning of Rule 13e-3(a)(3)(ii).

Response: The Company respectfully advises the Staff based on information provided by Sprint that, as noted in our response to prior comment 14 of the Staff’s letter dated February 28, 2013, the Eagle River acquisition was not effected “as a part of, or in furtherance, of” a series of transactions that, taken together have a reasonable likelihood of producing the requisite effects. Whether a transaction will be deemed to be a part of a series of transactions involving a Rule 13e-3 transaction is based on the “particular facts and circumstances of each situation.” See Question and Answer No. 4 of SEC Release No. 34-17719 (“Q&A No. 4”). The facts and circumstances of the Eagle River acquisition do not support a conclusion that it was entered into as the first step of a series of transactions to effect a going-private transaction with respect to the Company.

Sprint has reviewed In re William A. Wilkerson and The Phoenix Group of Florida, Inc., SEC Release 34-48703, which was referenced in the Staff’s comments. In Wilkerson, citing Q&A No. 4, the Commission stated that “[a] Rule 13e-3 transaction is deemed to commence with the first transaction that occurs at or after the time that it becomes reasonably likely that any of the above-referenced events will occur” (emphasis added). As discussed further below, a going-private transaction with respect to the Company did not become “reasonably likely” when Sprint acquired the additional approximately 2.3% of Clearwire’s voting stock represented by the Eagle River shares.

In Sprint’s view, the facts of the Wilkerson case are very different from Sprint’s actions with respect to Eagle River. Wilkerson and his affiliates owned approximately 25% of the outstanding shares of the target company and, over the course of a few months and through a series of transactions, increased their ownership to almost 57% and took control of the target company. During the course of these acquisitions, Wilkerson informed the target company board of his intention to propose to initiate a going-private transaction, and the Commission found that the purpose of these transactions was to gain control of the company and take it private. The Wilkerson order adds that Wilkerson had formed and disclosed an intent to acquire all outstanding stock of Phoenix Group by September 7, 2001, but did not file a Schedule 13E-3 until December 17, 2001. Only after these transactions were completed and he had control did Wilkerson file a Schedule 13E-3.

Sprint agreed to acquire approximately 2.3% of the outstanding common stock of the Company from a solitary stockholder of the Company, Eagle River. This agreement was

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entered into for the sole purpose of permitting Sprint (if it so elected) to appoint seven non-independent directors (as opposed to six non-independents and one independent) to the Clearwire board, which SoftBank indicated was an important prerequisite to its willingness to enter into a merger agreement with Sprint. The Eagle River transaction was completely independent of the subsequent going-private transaction. Unlike the facts that appear to have existed in Wilkerson, Sprint had not formed an intent or determined to pursue a going-private transaction at the time of the Eagle River transaction. Furthermore, the acquisition of the Eagle River interests did not give Sprint any additional control over the Company. As noted in our prior response, the acquisition of Eagle River’s equity interest in Clearwire did not alter the restrictions under the Clearwire Equityholders’ Agreement (the “EHA”) with respect to going-private transactions which require, among other things, approval of a majority of the directors of the Company (excluding any directors designated by Sprint or its affiliates under the EHA) and of the holders of at least a majority of the outstanding shares of Clearwire voting stock not held by Sprint or its affiliates. Such approval was neither sought nor obtained at the time of the Eagle River acquisition nor did the Eagle River acquisition make it any more likely that such approval requirements would be satisfied if such a request were made.

As Q&A No. 4 states, “a transaction effected with a view to increasing the probability of success or reducing the aggregate expense of, or otherwise facilitating, the result sought to be achieved would be a part of a series of transactions constituting a Rule 13e-3 transaction.” The Eagle River transaction was not effected with a “view” to achieving, and did not achieve, any of the three foregoing enumerated results (i.e., (i) probability of success—a majority of the non-Sprint designees on the Clearwire board and a majority of the Clearwire shares not owned by Sprint still needed to approve the transaction, (ii) reduce expense—Sprint ended up agreeing to pay the same price to all the non-Sprint holders of Clearwire stock as it paid to Eagle River, or (iii) otherwise facilitate an intended result—as stated above and in previous responses, there was no linkage between the two transactions). As the Company has consistently noted in its responses to the Staff’s comments, at the time Sprint entered into the agreement with Eagle River, Sprint had no intent to purchase the remaining shares of Clearwire that it did not already own.

In its comment, the Staff reflects the statement in Q&A No. 4 that, in the absence of a purpose of producing or facilitating the production of any of the specified effects (as in this case), a determination of whether a transaction is reasonably likely to produce the requisite effects must be based in part on “past, current and planned” transactions. As noted in our prior responses, at the time of the entry into the Eagle River acquisition, the acquisition of the remaining stock of the Company was not a “planned” transaction by Sprint. As noted in our prior response, the Eagle River acquisition was included as part of the negotiated result of Sprint-SoftBank negotiations after Sprint’s strenuous objections to SoftBank’s proposal that Sprint pursue a going-private transaction with respect to the Company or otherwise include a closing condition in the SoftBank-Sprint merger agreement requiring Sprint to acquire control of Clearwire prior to closing of the SoftBank merger. The Sprint board of directors had specifically rejected this proposal as

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part of the SoftBank negotiations and had not developed an intent to effect a going-private transaction with respect to the Company.

It is not clear what “stock repurchases” are specifically referred to in the last sentence of the comment. In any event, none of the past transactions in which Sprint acquired Clearwire equity was reasonably likely to produce the requisite effects. If the “stock repurchases” the Staff is referring to is the stock reissued by the Company to Sprint in June 2012, these transactions were not implemented as part of a Rule 13e-3 series of transactions. As explained in Amendment No. 11 to the Schedule 13D filed by Sprint and other Company stockholders on June 15, 2012, Sprint revoked its previous surrender of 77,413,434 shares of Class B Common Stock of the Company. Sprint had initially surrendered such shares to reduce its voting interest to less than 50% of Clearwire’s aggregate voting power in order to eliminate any risk that a breach or default by Clearwire under its debt agreements could trigger a cross-default or cross-acceleration under Sprint’s debt agreements. Due to issuances of additional voting securities by Clearwire since the date of surrender, Sprint was able to have such shares reissued to it as contemplated by the EHA and still maintain a voting interest of less than 50%. Neither the surrender nor subsequent re-issuance changed the number of equity interests in the Company beneficially owned by Sprint, but rather allowed Sprint to receive the full voting rights of the shares it had previously purchased without concerns about cross-default. The facts and circumstances of this past transaction clearly indicate that it was not a first step in a going-private transaction, as they were not intended to, and did not, have the reasonable likelihood or a purpose of producing, either directly or indirectly, the going private effects described in Rule 13e-3(a)(3).

6.	Staff’s comment: We note your response to prior comment 5. While the relevant sections of your fairness disclosure address fairness to unaffiliated shareholders, you have retained a definition of “unaffiliated shareholders” which encompasses persons who might be considered affiliates. Please revise so that your fairness disclosure relates only to unaffiliated shareholders of Clearwire.

Response: Based on the Staff’s comment and information provided by Sprint, the Company has revised the disclosure on page 46 so that Sprint’s fairness disclosure relates only to unaffiliated shareholders of Clearwire.

7.	Staff’s comment: We note your response to prior comment 15 and again reissue the comment. Disclose the method of selection of the two financial advisors. A simple statement that the special committee “considered a number of other internationally recognized financial services firms” does not satisfy Item 1015(b)(3) of Regulation M-A. Describe the process by which these two advisors were selected.

Response: Based on the Staff’s comment, the Company has revised the disclosure on pages 62 and 73 to describe in more detail the process by which the two financial advisors were selected.

United States Securities and Exchange Commission

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8.	Staff’s comment: We note your response to prior comment 19. Please incorporate your response into the disclosure on pages 72 and 73.

Response: Based on the Staff’s comment and information provided by Sprint, the Company has revised the disclosure on page 74 to incorporate the response to prior Comment 19.

9.	Staff’s comment: We note your response to prior comment 20. If the authorization of 1,019,162,522 shares of Class A common stock is sufficient to meet your obligations under the Exchangeable Notes and the authorization of 1,019,162,522 shares of Class B common stock is sufficient to meet your obligations under the Exchangeable Notes, please explain why these two actions are not separately described in the form of proxy.

Response: Based on the Staff’s comment, the Company has revised Proposal 2 and Proposal 3 to separately describe the two actions as they relate to the Class A common stock and the Class B common stock, and has made conforming changes throughout the Revised Proxy Statement and proxy card.

10.	Staff’s comment: We also note from your response to prior comment 20 that you are requesting the authorization of 300 million shares of Class A common stock and 300 million shares of Class B common stock (a total of 600 million shares) in addition to the number of shares of each class necessary for the exchange under the Notes. Please explain where this described in your proxy statement.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 143 to clarify that the Company is requesting the authorization of 300 million shares of Class A common stock and 300 million shares of Class B common stock (a total of 600 million shares) in addition to the number of shares of each class necessary for the exchange under the Notes.

In connection with responding to the Staff’s comments, each filing person acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Clearwire’s outside counsel, David Fox at (212) 446-4994 or Joshua Korff at (212) 446-4943.

Sincerely,

/s/ Hope F. Cochran
Hope F. Cochran

Cc:	David Fox, Esq.
Joshua Korff, Esq.
David Feirstein, Esq.